Exhibit 99.3

Consent of Charles J Muller

The undersigned hereby consents to the inclusion in the Material Change Report (the “MCR”) of Platinum Group Metals Ltd. (the “Company”) dated October 29, 2018 of references to the undersigned as an independent qualified person and the undersigned’s name with respect to the disclosure of technical and scientific information contained in the MCR (the “Technical Information”). The undersigned further consents to the incorporation by reference in the Company’s Registration Statements on Form F-3 (No. 333-226580) and Form F-10 (No. 333-213985), as amended and supplemented, filed with the United States Securities and Exchange Commission, of the references to the undersigned’s name and the Technical Information in the MCR.

Dated: October 29, 2018

/s/ Charles J Muller
Charles J Muller